Place Technology @PlaceTechnology · Apr 22

✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors. See the terms and learn more on Wefunder.

Legal disclosure: bit.ly/32Aaay4



2018
Company Founded
2019
First Product Launched
2020
100% Net Promoter Score
2021
#3 in our Category
WEFUNDER
WEBSITE
High Performer
2021

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